SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2009 MAY 28 A 2:

[redacted]

09046262

22 May 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of our Company's announcements both dated 21 May 2009 which we released to The Stock Exchange of Hong Kong Limited on 21 May 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

E;\sl\SA\Overseas Regulatory Announcement\SHMB\2009 AGM Notice\ltr. Doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Madam Kuok Oon Kwong
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 21 May 2009

* *for identification purpose only*

Financial Results
Reference No **SH-090514-38449**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 21/05/2009
Financial Year End	: 31/12/2009
Quarter	: 1
Quarterly report for the financial period ended	: 31/03/2009
The figures	: have not been audited

Converted attachment :

Please attach the full Quarterly Report here:
KLSE Ann - QTR1 2009.xls
KLSE Ann - QTR1 2009 Notes.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/03/2009

	INDIVIDUAL PERIOD		**CUMULATIVE PERIOD**	
	CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
	31/03/2009	31/03/2008	31/03/2009	31/03/2008
	RM'000	**RM'000**	**RM'000**	**RM'000**
1Revenue	90,458	112,827	90,458	112,827
2Profit/(loss) before tax	14,012	35,463	14,012	35,463
3Profit/(loss) for the period	11,925	28,250	11,925	28,250
4Profit/(loss) attributable to ordinary equity holders of the parent	10,129	25,561	10,129	25,561
5Basic earnings/(loss) per share (sen)	2.30	5.81	2.30	5.81
6Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7Net assets per share attributable to ordinary equity holders of the parent (RM)	1.7033	1.6803

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2009

The Board of Directors of Shangri-La Hotels (Malaysia) Berhad wishes to announce the following :-

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		3 months ended		3 months ended	
		31.3.2009	31.3.2008	31.3.2009	31.3.2008
		RM'000	RM'000	RM'000	RM'000
Revenue		**90,458**	**112,827**	**90,458**	**112,827**
Operating profit before exceptional item		15,416	37,524	15,416	37,524
Exceptional item		-	-	-	-
Operating profit after exceptional item		15,416	37,524	15,416	37,524
Interest expense		(1,366)	(1,679)	(1,366)	(1,679)
Interest income		69	65	69	65
Share of results of an associated company		(107)	(447)	(107)	(447)
Profit before tax		**14,012**	**35,463**	**14,012**	**35,463**
Tax expense		(2,087)	(7,213)	(2,087)	(7,213)
Profit for the period		**11,925**	**28,250**	**11,925**	**28,250**
Attributable to:					
Shareholders of the Company		10,129	25,561	10,129	25,561
Minority interests		1,796	2,689	1,796	2,689
		11,925	**28,250**	**11,925**	**28,250**
Basic Earnings per Ordinary Share	(sen)	2.30	5.81	2.30	5.81
Diluted Earnings per Ordinary Share	(sen)	NA	NA	NA	NA

(The unaudited Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

NA - not applicable

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2009

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As at 31.3.2009 RM'000	As at 31.12.2008 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	708,543	693,511
Prepaid lease payments	19,452	19,534
Investment properties	262,500	262,500
Interest in associates	10,269	10,376
Property development expenditure	12,201	12,187
Deferred tax assets	-	499
	1,012,965	**998,607**
Current assets		
Inventories	9,802	11,592
Trade and other receivables, prepayments and deposits	28,187	31,094
Tax recoverable	12,748	10,287
Cash and cash equivalents	11,424	22,459
	62,161	**75,432**
Total assets	**1,075,126**	**1,074,039**
EQUITY		
Capital and reserves		
Share capital	440,000	440,000
Reserves	309,451	299,322
Total equity attributable to shareholders of the Company	749,451	739,322
Minority interests	63,114	61,318
Total equity	**812,565**	**800,640**
LIABILITIES		
Non-current liabilities		
Long-term borrowings	74,562	79,900
Retirement benefits	11,873	11,685
Deferred tax liabilities	12,284	11,726
	98,719	**103,311**
Current liabilities		
Trade and other payables and accruals	66,962	72,449
Short-term borrowings	96,316	96,878
Current tax liabilities	564	761
	163,842	**170,088**
Total liabilities	**262,561**	**273,399**
Total equity and liabilities	**1,075,126**	**1,074,039**
Net Assets per Ordinary Share (RM) Attributable to Shareholders of the Company	1.70	1.68

(The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

(10889-U)

(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2009

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the 3 months ended 31 March 2009

	Attributable to Shareholders of the Company					
All figures in RM'000	Share capital	Share premium	Retained earnings	Total equity attributable to shareholders of the Company	Minority interests	Total equity
	← Non-distributable →		← Distributable →			
Balance at 1 January 2008	440,000	104,501	178,114	722,615	53,601	776,216
Net profit for the period	-	-	25,561	25,561	2,689	28,250
Balance at 31 March 2008	440,000	104,501	203,675	748,176	56,290	804,466
Balance at 1 January 2009	440,000	104,501	194,821	739,322	61,318	800,640
Net profit for the period	-	-	10,129	10,129	1,796	11,925
Balance at 31 March 2009	440,000	104,501	204,950	749,451	63,114	812,565

(The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2009

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the 3 months ended 31 March 2009

	31.3.2009 RM'000	31.3.2008 RM'000
Profit before tax	14,012	35,463
Adjustments for non-cash flow:-		
Non-cash items	12,655	10,076
Non-operating items	1,297	1,614
Operating profit before changes in working capital	27,964	47,153
Changes in working capital		
Net change in current assets	4,697	(6,053)
Net change in current liabilities	(5,487)	(15,367)
Cash generated from operations	**27,174**	**25,733**
Income taxes paid	(3,688)	(5,068)
Retirement benefits paid	(219)	(254)
Net cash inflow from operating activities	**23,267**	**20,411**
Investing activities		
Interest income received	69	65
Purchase of property, plant and equipment	(25,971)	(17,258)
Expenditure on property development	(14)	(118)
Net cash outflow from investing activities	**(25,916)**	**(17,311)**
Financing activities		
Payment of dividends to shareholders of the Company	-	-
Payment of dividends to minority shareholder of a subsidiary	-	-
Repayment of bank borrowings	(6,842)	(9,360)
Interest expense paid	(1,573)	(1,679)
Repayment of loans by an associate	-	754
Net cash outflow from financing activities	**(8,415)**	**(10,285)**
Net decrease in cash & cash equivalents	**(11,064)**	**(7,185)**
Cash & cash equivalents at beginning of the year	22,459	23,083
Cash & cash equivalents at end of financial period	**11,395**	**15,898**
Cash and cash equivalents at end of financial period	11,395	15,898
Bank overdraft at end of financial period	29	-
Cash & cash equivalents in the consolidated balance sheet	**11,424**	**15,898**

(The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE FIRST QUARTER ENDED 31 MARCH 2009

NOTES PURSUANT TO FINANCIAL REPORTING STANDARD 134 ("FRS 134")

A1 **Accounting Policies**

The financial statements of the Group for the current reporting period have been prepared in accordance with FRS 134 - Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Malaysia"), and should be read in conjunction with the Group's financial statements for the year ended 31 December 2008.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with those of the audited financial statements of the Group for the year ended 31 December 2008.

The following new FRSs and IC Interpretation 10 which are relevant to the Group have been issued by MASB, but are not yet effective.

FRS 7	Financial Instruments: Disclosures
FRS 8	Operating Segments
FRS 139	Financial Instruments: Recognition and Measurement
IC Interpretation 10	Interim Financial Reporting and Impairment

The new FRS 8 is effective for financial periods beginning on or after 1 July 2009, whereas FRS 7, FRS 139 and IC Interpretation 10 are effective from 1 January 2010. The Group will apply the requirements of the above new FRSs and IC Interpretation 10 with effect from 1 January 2010.

A2 **Seasonal or Cyclical Factors**

The business operations of the Group have not been materially affected by seasonal or cyclical factors during the financial period ended 31 March 2009.

A3 **Unusual Items affecting Assets, Liabilities, Equity, Net Income or Cash Flows**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows of the Group during the financial period ended 31 March 2009.

A4 **Material Changes in Estimates**

There were no changes in estimates of amounts reported in prior interim periods or changes in estimates of amounts reported in prior financial years, which have a material effect on the financial statements for the first quarter ended 31 March 2009.

A5 **Debt and Equity Securities**

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial period ended 31 March 2009.

A6 **Dividends paid**

There was no dividend paid during the financial period ended 31 March 2009.

NOTES PURSUANT TO FRS 134

A7 **Segmental Reporting**

The segmental analysis of the Group's revenue and results for the financial period ended 31 March 2009 is set out below.

(All figures in RM'000)	Hotels & Resorts	Investment Properties	Others	Elimination	Consolidated Total
Segment Revenue					
Revenue from external customers	84,689	5,502	267	-	90,458
Inter-segment revenue	-	465	900	(1,365)	-
Total revenue	84,689	5,967	1,167	(1,365)	90,458
Segment Results					
Operating profit/(loss)	12,940	3,818	(5,323)	3,981	15,416
Interest expense	(1,311)	-	(138)	83	(1,366)
Interest income	81	52	19	(83)	69
Share of results of an associated company	(107)	-	-	-	(107)
Profit/(Loss) before tax	11,603	3,870	(5,442)	3,981	14,012

A8 **Material Events Subsequent to the End of the Current Financial Period**

In the opinion of the Directors, there was no item or event of a material or unusual nature which has occurred between 31 March 2009 and the date of this report that would materially affect the results of the Group for the financial period ended 31 March 2009.

A9 **Changes in the Composition of the Group**

There were no changes in the composition of the Group during the financial period ended 31 March 2009.

A10 **Changes in Contingent Liabilities or Contingent Assets**

There have been no changes in the contingent liabilities or assets of the Group since the last annual balance sheet date as at 31 December 2008 to the date of this report.

A11 **Capital Commitments**

Capital commitments for property, plant and equipment and investment properties not provided for as at 31 March 2009 are as follows:-

	RM'000
Authorised and contracted for	42,771
Authorised but not contracted for	71,809
	114,580

A12 **Related Party Transactions**

	3 months ended 31.3.2009 RM'000
Transactions with subsidiaries of the ultimate holding company	
Management, marketing and reservation fees to Shangri-La International Hotel Management Ltd and Shangri-La International Hotel Management Pte Ltd, wholly-owned subsidiaries of Shangri-La Asia Limited	2,587
Transactions with corporations in which Mdm Kuok Oon Kwong and Mr Kuok Khoon Ho, Directors of the Company, have indirect financial interests	
- Insurance premium to Jerneh Insurance Berhad	536
- Project management fees to PPB Hartabina Sdn Bhd	37

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B1 **Review of Group Results 1st Quarter 2009 vs 1st Quarter 2008**

For the first quarter ended 31 March 2009, Group revenue decreased by 20% to RM90.458 million from RM112.827 million in the corresponding quarter ended 31 March 2008.

The Group's profit before tax for the quarter at RM14.012 million was 60% below that of RM35.463 million for the same period last year. Group profit attributable to shareholders was RM10.129 million compared with RM25.561 million in the first quarter of 2008.

The Group's first quarter 2009 results were negatively affected by the sharp declines in the performances of Shangri-La Hotel Kuala Lumpur and Golden Sands Resort, which are undergoing major renovations. Coupled with this, there were also lower operating results at the Group's other hotels and resorts due to a weakening of demand from the effects of the global recession.

Performance at Shangri-La Hotel Kuala Lumpur was impacted by its ongoing major renovation programme. The programme, which began in early April 2008 resulted in a significant reduction in the number of rooms available for sale. Occupancy at the hotel consequently dropped to 34% from 66% in first quarter 2008, with total revenue falling by 33% to RM26.507 million. The hotel ended the quarter with a loss of RM0.618 million versus a profit of RM11.747 million for the first three months of 2008.

In February 2009, Golden Sands Resort commenced a major renovation of all its guestrooms, as well as improvements to public areas. The reduction in available rooms arising from this renovation programme disrupted the resort's occupancy levels, which declined to 47% from 67% in first quarter 2008. Total revenue for the resort fell by 37% to RM8.493 million, and pre-tax profit was down by 78% to RM1.086 million from RM4.880 million last year.

Faced with reduced visitor arrivals, Rasa Sayang Resort saw occupancy fall from 70% to 66%, but managed to achieve a small increase in the average room rate over 2008. The resort recorded a 12% decline in total revenue to RM19.387 million, with operating profit decreasing from RM6.847 million in the previous year to RM5.526 million.

Results from Rasa Ria Resort in Sabah also reflected slower market conditions. Total revenue from its operations at RM22.582 million was marginally higher than that achieved in the first quarter last year, whilst pre-tax profit dropped to RM7.300 million from RM8.638 million in 2008. The resort's occupancy for the quarter of 73% was similar to last year, with average room rate up 7% on 2008.

At Traders Hotel Penang, occupancy fell from 73% to 58% owing to a shortfall in corporate business, with the average room rate declining by 5% from 2008. The hotel's overall revenue for the quarter decreased by 25% to RM6.570 million, and pre-tax profit reduced to RM0.189 million from RM1.842 million in the same period of 2008.

The combined total rental revenue from the Group's investment properties for first quarter 2009 was up by 7% to RM5.967 million, with pre-tax profit improving by 5% to RM3.870 million compared with RM3.689 million in 2008. The increases were driven by higher contributions from UBN Tower, which more than offset the reduced performance at UBN Apartments.

In the three months to 31 March 2009, the Group's share of losses in Traders Hotel Yangon, its 23.53% associate hotel in Myanmar, decreased to RM0.107 million against RM0.447 million for the corresponding quarter in the previous year.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA - PART A OF APPENDIX 9B

B2 Comparison of Group Results 1st Quarter 2009 vs 4th Quarter 2008

Group revenue for the first quarter ended 31 March 2009 declined by 9% to RM90.458 million from RM99.131 million in the fourth quarter ended 31 December 2008. This was attributable mainly to lower revenues from Shangri-La Hotel Kuala Lumpur and Golden Sands Resort, where operations were affected by major renovations.

The Group's profit before tax for the quarter, however increased to RM14.012 million from RM3.919 million in the fourth quarter of 2008, largely because of reduced losses at Shangri-La Hotel Kuala Lumpur, coupled with higher profit contribution from Rasa Ria Resort.

At Shangri-La Hotel Kuala Lumpur, total revenue for the quarter of RM26.507 million was 19% lower than in fourth quarter 2008. For the first three months of 2009, the hotel reported a smaller loss of RM0.618 million against RM7.865 million in fourth quarter 2008, which had included a RM7.047 million charge for asset write-offs related to its renovation programme.

For Golden Sands Resort, occupancy fell from 68% in the 2008 fourth quarter to 47%, with total revenue down by 30% to RM8.493 million. The overall revenue at Rasa Sayang Resort also decreased during the quarter on the back of a lower occupancy of 66% versus 69% for the last quarter of 2008. In addition, Traders Hotel Penang saw occupancy drop to 58% from 72%, leading to a 27% reduction in total revenue from the fourth quarter of 2008.

On the other hand, Rasa Ria Resort achieved a higher occupancy of 73% compared to 62% in fourth quarter 2008, helped by an increase in leisure demand. The resort's total revenue improved by 18% to RM22.582 million, while pre-tax profit rose to RM7.300 million from RM2.585 million for the three months to 31 December 2008.

The combined total rental revenue from the Group's investment properties at RM5.967 million was comparable to the fourth quarter of 2008, with pre-tax profit up 8% from RM3.583 million to RM3.870 million.

B3 Prospects for 2009

The operating environment for the Group's hotels and resorts remains very challenging, with the continuing slowdown in both the leisure and business travel markets, amidst the ongoing global economic crisis, compounded by the recent threat of the Influenza A (H1N1) virus pandemic.

At Golden Sands Resort, the renovation programme for all guestrooms, which started in February 2009, will continue to have a dampening impact on the financial performance of the resort due to the material reduction in available rooms for the most part of the year. Renovation work will complete in stages from end-June 2009 with full completion planned in December 2009.

The final phase of the major guestroom renovation programme at Shangri-La Hotel Kuala Lumpur currently underway, is scheduled to be completed in the middle of 2009. The hotel's overall performance for 2009 is expected to improve over 2008, given the availability of its full room inventory in the second half of the year.

The prospects for the Group's investment properties are also not encouraging as trading conditions in the property rental market in Kuala Lumpur are expected to remain sluggish through 2009 due to slowing demand in tandem with a weaker economic climate.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA - PART A OF APPENDIX 9B

B4 **Variance on Profit Forecast / Profit Guarantee**
Not applicable.

B5 **Taxation**
The tax charge of the Group for the financial period under review is as follows:-

	3 months ended		3 months ended	
	31.3.2009 RM'000	31.3.2008 RM'000	31.3.2009 RM'000	31.3.2008 RM'000
Current taxation				
- Company and subsidiaries	1,085	5,391	1,085	5,391
Deferred taxation	1,057	1,914	1,057	1,914
Overprovision in respect of prior years				
- Company and subsidiaries	(55)	(92)	(55)	(92)
	2,087	7,213	2,087	7,213

The effective tax rate for the first quarter ended 31 March 2009 was 15% compared with the statutory rate of 25%. The lower reported rate in first quarter 2009 was mainly due to the availability of Investment Tax Allowance ("ITA") incentive in a subsidiary of the Group.

B6 **Sale of Unquoted Investments and/or Properties**
There were no sales of unquoted investments and/or properties during the financial period ended 31 March 2009.

B7 **Quoted Securities**
(a) There were no purchases or disposals of quoted securities during the financial period ended 31 March 2009.
(b) There were no investments in quoted securities as at 31 March 2009.

B8 **Status of Corporate Proposals**
There were no corporate proposals and unutilised proceeds raised from any corporate proposals as at the date of this report.

B9 **Group Borrowings and Debt Securities**
The Group borrowings as at 31 March 2009 comprise the following:-

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	-	-	-
Unsecured	96,316*	74,562	170,878
	96,316*	74,562	170,878

* *Amounts drawndown include HKD38.362 million from an offshore bank in Labuan.*

There were no debt securities in the current financial period ended 31 March 2009.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B10 **Off Balance Sheet Financial Instruments**
There were no financial instruments with off balance sheet risk as at the date of this report.

B11 **Changes in Material Litigation**
There was no material litigation pending as at the date of this report.

B12 **Dividend**
No interim dividend has been declared for the financial period ended 31 March 2009.

B13 **Earnings per Share**
The basic earnings per ordinary share for the three (3) months ended 31 March 2009 has been calculated as follows:-

	3 months ended		3 months ended	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Profit attributable to shareholders of the Company (RM'000)	10,129	25,561	10,129	25,561
No. of ordinary shares in issue ('000)	440,000	440,000	440,000	440,000
Basic Earnings Per Share (sen)	2.30	5.81	2.30	5.81

Diluted Earnings per Share
Not applicable.

B14 **Audit Report of the Group's preceding annual Financial Statements**
There was no qualification in the audit report of the Group's financial statements for the year ended 31 December 2008.

Kuala Lumpur
21 May 2009

By Order of the Board
Rozina Mohd Amin
Company Secretary

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Madam Kuok Oon Kwong
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 21 May 2009

** for identification purpose only*

General Announcement
Reference No **SH-090520-56581**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 21/05/2009

Type	: Announcement
Subject	: 38TH ANNUAL GENERAL MEETING HELD ON 21 MAY 2009
Contents	: We wish to inform that at the 38th Annual General Meeting of the Company held on 21 May 2009, all resolutions as set out in the Notice of Annual General Meeting dated 29 April 2009 were duly passed by the shareholders.